SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              Dated August 11, 2004

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


         Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.
                               Yes [ ]      No [X]

                          Table of Documents Submitted
Item


1. Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the three months ended June 30, 2004, dated August 11, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


August 11, 2004                         By:     /s/ TETSUYA UNNO
                                            ------------------------------------
                                            General Manager of Corporate Legal
                                              and Risk Management Department

Item 1

(English translation)

Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the three months ended June 30, 2004

                                                                 August 11, 2004

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc.
         Phone: 03-6212-3341

         Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc.
         Phone: 03-6212-3343


1.   Matters regarding the presentation of quarterly results

     Difference in accounting method for recognizing net premiums written:
     Applicable

     The recognition policy for net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of June 30, 2004, is different from the recognition policy employed for annual and semi-annual reports.

2. Summary of business results for the three months ended June 30, 2004 (From April 1, 2004 through June 30, 2004)

     (1) Operating income
     ------------------------------------------------------------------------
                                                    Yen in millions       %
     ------------------------------------------------------------------------
     For the three months ended June 30, 2004             490,520         2.7
     ------------------------------------------------------------------------
     For the three months ended June 30, 2003             477,481           -
     ------------------------------------------------------------------------
     (Reference) For the year ended March 31, 2004      1,943,609         2.5
     ------------------------------------------------------------------------

     Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

     (Note 1) Percentages show increase or decrease from the same period of the previous year.

     (Supplementary information regarding operating income)

     Increase from the three months ended June 30, 2003 is 2.8% excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

     Increase in net premiums written of fire and other lines in the three months ended June 30, 2004 is temporarily high because the merger of Tokio Marine and Nichido Fire scheduled in October 2004 affects the method of recognition of reinsurance premium of Tokio Marine.

     (2) Matters that had a significant effect on financial conditions and results of operations for the three months ended June 30, 2004

     None.

3. Forcast of business results for the year ending March 31, 2005 (From April 1, 2004 through March 31, 2005)

     No changes.

Consolidated results

                                         Premiums written and claims paid by lines of insurance

Direct premiums written (including funds for deposit-type insurance)
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                       Three months                         Three months                    (Reference)
                                    ended June 30, 2004                  ended June 30, 2003         Year ended March 31, 2004
                                   (From April 1, 2004                  (From April 1, 2003             (From April 1, 2003
                                     to June 30, 2004)                    to June 30, 2003)               to March 31, 2004)
                            --------------------------------------------------------------------------------------------------------
                                        Increase/                                                              Increase/
                            Premiums    decrease     Composition      Premiums    Composition        Premiums  decrease  Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                          78,314        -3.8         13.6           81,403         13.9           351,380      -1.2      15.8
Marine                        18,724         6.4          3.3           17,603          3.0            74,775       6.6       3.4
Personal accident             90,444        -6.9         15.8           97,098         16.5           349,027      -1.4      15.7
Automobile                   232,153        -1.6         40.4          236,010         40.2           888,847      -2.5      40.0
Compulsory
automobile liability
(CALI)                        92,498        -2.0         16.1           94,351         16.1           311,124       0.8      14.0
Others                        62,116         3.1         10.8           60,253         10.3           248,021      -0.0      11.2
------------------------------------------------------------------------------------------------------------------------------------
  Total                      574,253        -2.1        100.0          586,720        100.0         2,223,175      -1.1     100.0
    Fund for deposit-type
    insurance                 56,556       -16.0          9.8           67,318         11.5           254,200      -6.5      11.4
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                       Three months                           Three months                      (Reference)
                                    ended June 30, 2004                    ended June 30, 2003           Year ended March 31, 2004
                                   (From April 1, 2004                    (From April 1, 2003               (From April 1, 2003
                                     to June 30, 2004)                      to June 30, 2003)                 to March 31, 2004)
                            --------------------------------------------------------------------------------------------------------
                                        Increase/                                                             Increase/
                            Premiums    decrease     Composition        Premiums    Composition      Premiums  decrease  Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                          61,189        15.6         12.5           52,951         11.1           269,720        4.4       13.9
Marine                        16,145         9.8          3.3           14,704          3.1            68,293        6.4        3.5
Personal accident             43,804         1.6          8.9           43,122          9.0           152,030       -1.9        7.8
Automobile                   230,587        -1.0         47.0          232,990         48.8           878,249       -2.1       45.2
CALI                          78,790         1.1         16.1           77,915         16.3           333,641       18.8       17.2
Others                        60,004         7.5         12.2           55,796         11.7           241,674        0.3       12.4
------------------------------------------------------------------------------------------------------------------------------------
  Total                      490,520         2.7        100.0          477,481        100.0         1,943,609        2.5      100.0
.....................................................................................................................................
    *                        456,607         2.8                       444,209                      1,788,535        0.2
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                       Three months                           Three months                       (Reference)
                                    ended June 30, 2004                    ended June 30, 2003            Year ended March 31, 2004
                                   (From April 1, 2004                    (From April 1, 2003               (From April 1, 2003
                                     to June 30, 2004)                      to June 30, 2003)                 to March 31, 2004)
                            --------------------------------------------------------------------------------------------------------
                                        Increase/                                                              Increase/
                            Premiums    decrease     Composition      Premiums    Composition        Premiums  decrease  Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                          17,018       -15.6          7.2           20,156          8.8            82,286     -13.7        8.6
Marine                         6,342       -39.0          2.7           10,391          4.5            39,412      20.6        4.1
Personal accident             17,216        -5.7          7.3           18,256          8.0            65,897      -4.0        6.9
Automobile                   122,823        -0.1         51.8          122,982         53.7           505,666      -0.2       52.8
CALI                          42,520        47.2         17.9           28,880         12.6           137,382      36.7       14.4
Others                        31,385         9.9         13.2           28,547         12.5           126,306       2.4       13.2
------------------------------------------------------------------------------------------------------------------------------------
  Total                      237,307         3.5        100.0          229,215        100.0           956,952       3.2      100.0
.....................................................................................................................................
    *                        220,189        -2.3                       225,484                        921,820      -0.4
------------------------------------------------------------------------------------------------------------------------------------
 *Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

 (Note) Numbers are after elimination of inter-segment transactions.

Consolidated results

                                                             Securities

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                    As of June 30, 2004                        As of June 30, 2003               (Reference) As of March 31, 2004
            ------------------------------------------------------------------------------------------------------------------------
            Acquisition      Market                    Acquisition      Market                  Acquisition      Market
                   cost       value    Difference             cost       value   Difference            cost       value   Difference
------------------------------------------------------------------------------------------------------------------------------------
Bonds         2,746,848    2,692,550       -54,298       2,682,683   2,819,704      137,020       2,660,274   2,669,106        8,831
------------------------------------------------------------------------------------------------------------------------------------
Stocks        1,277,573    3,044,836     1,767,263       1,298,802   2,315,967    1,017,165       1,294,248   2,985,564    1,691,315
------------------------------------------------------------------------------------------------------------------------------------
Foreign
securities      464,457      462,706        -1,750         608,019     640,731       32,712         481,927     481,904          -22
------------------------------------------------------------------------------------------------------------------------------------
Others          146,653      154,344         7,690         145,326     152,804        7,477         146,370     155,108        8,738
------------------------------------------------------------------------------------------------------------------------------------
   Total      4,635,533    6,354,438     1,718,905       4,734,831   5,929,207    1,194,376       4,582,821   6,291,684    1,708,862
------------------------------------------------------------------------------------------------------------------------------------

(Note 1)     The table above shows securities with a market value other than (a) trading securities and (b) debt securities held to maturity with a market value.

(Note 2)     Acquisition costs as of June 30, 2004 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2004 are amortized and impairment losses have been recognized.

(Note 3)     Market values are based on various considerations including quoted prices at the end of the month.

(Note 4)     The table above includes foreign mortgage securities as well as securities on the balance sheet.

Consolidated results

                                                  Derivative financial instruments

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (Reference)
                                      As of June 30, 2004               As of June 30, 2003                  As of March 31, 2004
                             --------------------------------      ------------------------------      -----------------------------
                                                   Unrealized                          Unrealized                         Unrealized
                               Contract    Market        gain      Contract    Market        gain      Contract   Market        gain
                                 amount     value     or loss        amount     value     or loss        amount    value     or loss
------------------------------------------------------------------------------------------------------------------------------------
Foreign currency-related
 instruments
   Foreign exchange forwards
     Short                      133,527       334         334       112,335    -1,078      -1,078       119,466    1,952       1,952
     Long                        29,907      -324        -324        19,392       193         193        16,420      -25         -25
   Currency options
     Short                       70,926                              44,957                                   -
                                    426       169         257           111       118          -6             -        -           -
     Long                        51,436                              79,797                                 331
                                    549       240        -308           443       136        -307            19        2         -17
   Currency swaps               649,124       -95         -95       681,248    -4,261      -4,261       693,348   -5,375      -5,375
------------------------------------------------------------------------------------------------------------------------------------
Interest rate-related
 instruments
   Interest forward
     Short                       13,422        -9          -9             -         -           -         1,291      -11         -11
     Long                        92,681       -74         -74             -         -           -         1,285       14          14
   Interest forward options
     Short                       84,792                                   -                                   -
                                     19         8          10             -         -           -             -        -           -
     Long                        21,143                                   -                                   -
                                      9        11           1             -         -           -             -        -           -
   Interest options
     Short                       75,228                              50,293                              76,501
                                    457       554         -96           249       166          82           458      542         -83
     Long                        43,763                              41,015                              44,069
                                    447       480          33           419       497          77           453      530          77
   Interest rate swap         7,884,473    40,785      40,785     7,489,287   140,361     140,361     7,476,262   79,879      79,879
------------------------------------------------------------------------------------------------------------------------------------
Equity-related instruments
   Equity forward
     Short                            -         -           -         3,593    -1,173      -1,173             -        -           -
   Equity index futures
     Short                       26,725      -633        -633         9,007       -54         -54        26,458   -1,041      -1,041
     Long                        10,103       193         193           749       -20         -20         1,531       15          15
   Equity index options
     Short                       44,642                               1,900                              12,896
                                    594      -833       1,427            46        38           8           287      144         143
     Long                        42,120                               2,618                              12,994
                                    895      -413      -1,308            10        45          35           285      154        -131
   Equity options
     Short                        1,387                               3,106                               1,345
                                     68        49          18           105       166         -61            79      108         -29
     Long                         1,558                               3,278                               1,517
                                     65        83          17            96       200         104            75      142          66
------------------------------------------------------------------------------------------------------------------------------------
Bond-related instruments
   Bond futures
     Short                       60,141      -353        -353        30,385       471         471        21,529        5           5
     Long                        39,651         2           2        26,252      -211        -211        12,167       83          83
   Bond futures options
     Short                       81,220                              19,249                                   -
                                    259       223          35            90        67          22             -        -           -
     Long                        80,033                              17,368                                   -
                                    323       257         -65           137       179          41             -        -           -
   Over-the-counter bond
    options
     Short                        3,450                               5,180                                   -
                                     11        18          -7            18        40         -22             -        -           -
     Long                         3,450                               1,970                                   -
                                     12         3          -9             5       107         101             -        -           -
------------------------------------------------------------------------------------------------------------------------------------
Weather-related
 instruments
   Weather derivatives
     Short                        4,476                               1,966                               3,627
                                    127       742        -615            35        12          22            95       53          41
------------------------------------------------------------------------------------------------------------------------------------
Credit-related
 instruments
   Credit derivatives
     Short                    1,964,830      -594        -594     1,874,995    -9,484      -9,484     1,981,668     -167        -167
     Long                       408,177    -5,499      -5,499       430,031    -1,778      -1,778       400,337   -6,221      -6,221
------------------------------------------------------------------------------------------------------------------------------------
Commodity
   Commodity swap                68,905       450         450         3,090        47          47        53,404      437         437
------------------------------------------------------------------------------------------------------------------------------------
             Total           11,991,303    35,779      33,573    10,953,072   124,789     123,111    10,958,457   71,225      69,614
------------------------------------------------------------------------------------------------------------------------------------
(Note 1) Option premiums are shown beneath the contract amounts for currency options, equity index options, equity options, bond futures options, over-the-counter bond options and weather derivatives.

(Note 2) Synthetic options are categorized as short or long positions in accordance with premiums paid or received at the time of the contract.

Reference

     The sum of Tokio Marine and Nichido Fire

Direct premiums written (including funds for deposit-type insurance)

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                              Three months                             Three months                            (Reference)
                          ended June 30, 2004                      ended June 30, 2003                 Year ended March 31, 2004
                          (From April 1, 2004                      (From April 1, 2003                    (From April 1, 2003
                            to June 30, 2004)                        to June 30, 2003)                     to March 31, 2004)
                    ----------------------------------------------------------------------------------------------------------------
                               Increase/                               Increase/                               Increase/
                    Premiums    decrease    Composition    Premiums     decrease     Composition     Premiums   decrease Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                  76,541        -4.3        13.5         80,018         -2.2          13.8        345,022       -1.6       15.7
Marine                16,489         2.0         2.9         16,172          7.8           2.8         66,776        4.0        3.0
Personal accident     90,282        -6.8        16.0         96,897          8.8          16.7        348,279       -1.4       15.9
Automobile           230,769        -1.7        40.8        234,876         -1.8          40.4        884,068       -2.7       40.3
Compulsory
automobile
liability (CALI)      92,498        -2.0        16.4         94,351          0.4          16.2        311,124        0.8       14.2
Others                58,587         0.3        10.4         58,392         -2.9          10.1        239,114       -0.0       10.9
------------------------------------------------------------------------------------------------------------------------------------
  Total              565,169        -2.7       100.0        580,707          0.3         100.0      2,194,386       -1.4      100.0
                    ----------------------------------------------------------------------------------------------------------------
   Fund for deposit-
   type insurance     56,556       -16.0        10.0         67,318         10.9          11.6        254,200       -6.5       11.6
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                              Three months                             Three months                            (Reference)
                          ended June 30, 2004                      ended June 30, 2003                 Year ended March 31, 2004
                          (From April 1, 2004                      (From April 1, 2003                    (From April 1, 2003
                            to June 30, 2004)                        to June 30, 2003)                     to March 31, 2004)
                    ----------------------------------------------------------------------------------------------------------------
                               Increase/                               Increase/                               Increase/
                    Premiums    decrease    Composition    Premiums     decrease     Composition     Premiums   decrease Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                  55,058        13.7        11.6         48,438         -2.8          10.4        252,825        3.3       13.3
Marine                14,163         9.2         3.0         12,969          4.7           2.8         60,780        3.0        3.2
Personal accident     43,506         2.4         9.1         42,477         -2.3           9.1        151,062       -1.4        7.9
Automobile           228,696        -1.2        48.0        231,551         -1.6          49.5        871,760       -2.4       45.8
CALI                  78,790         1.1        16.5         77,915        103.6          16.7        333,641       18.8       17.5
Others                56,412         4.1        11.8         54,187         -6.0          11.6        234,154       -0.3       12.3
 -----------------------------------------------------------------------------------------------------------------------------------
  Total              476,627         1.9       100.0        467,539          7.0         100.0      1,904,225        2.0      100.0
 ...................................................................................................................................
    *                442,714         1.9                    434,267         -0.6                    1,749,150       -0.3
 -----------------------------------------------------------------------------------------------------------------------------------
  *Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                              Three months                             Three months                            (Reference)
                          ended June 30, 2004                      ended June 30, 2003                 Year ended March 31, 2004
                          (From April 1, 2004                      (From April 1, 2003                    (From April 1, 2003
                            to June 30, 2004)                        to June 30, 2003)                     to March 31, 2004)
                    ----------------------------------------------------------------------------------------------------------------
                               Increase/                               Increase/                               Increase/
                    Premiums    decrease    Composition    Premiums     decrease     Composition     Premiums   decrease Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                  18,409        -4.7         7.8         19,318         -6.7           8.5         78,529       -9.1        8.3
Marine                 5,632       -41.4         2.4          9,602         51.8           4.2         36,471       19.0        3.9
Personal accident     17,061        -6.1         7.2         18,178         -3.9           8.0         65,228       -3.9        6.9
Automobile           121,793        -0.2        51.6        122,082          0.3          54.0        501,772       -0.5       53.2
CALI                  42,520        47.2        18.0         28,880         20.3          12.8        137,382       36.7       14.6
Others                30,802         9.5        13.0         28,130          4.8          12.4        124,256        4.1       13.2
------------------------------------------------------------------------------------------------------------------------------------
  Total              236,218         4.4       100.0        226,193          3.5         100.0        943,639        3.8      100.0
.....................................................................................................................................
    *                219,101        -1.5                    222,462          1.8                      908,507        0.1
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Reference

Breakdown for Tokio Marine and Nichido Fire

Direct premiums written (including funds for deposit-type insurance)

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                              Three months                             Three months                            (Reference)
                          ended June 30, 2004                      ended June 30, 2003                 Year ended March 31, 2004
                          (From April 1, 2004                      (From April 1, 2003                    (From April 1, 2003
                            to June 30, 2004)                        to June 30, 2003)                     to March 31, 2004)
                    ----------------------------------------------------------------------------------------------------------------
                               Increase/                               Increase/                               Increase/
                    Premiums    decrease    Composition    Premiums     decrease     Composition     Premiums   decrease Composition
------------------------------------------------------------------------------------------------------------------------------------
Tokio Marine
------------------------------------------------------------------------------------------------------------------------------------
Fire                  52,889        -1.7           11.8      53,791         -2.2          11.8        241,958       -1.7       14.0
Marine                16,083         3.1            3.6      15,595          8.1           3.4         64,536        4.0        3.7
Personal accident     76,322        -5.1           17.1      80,400         11.0          17.6        281,323       -0.7       16.3
Automobile           178,726        -1.5           39.9     181,442         -1.5          39.8        682,914       -2.4       39.6
CALI                  71,082        -1.6           15.9      72,234          0.2          15.8        237,310        1.1       13.8
Others                52,304        -0.8           11.7      52,750         -2.2          11.6        214,803       -0.1       12.5
------------------------------------------------------------------------------------------------------------------------------------
  Total              447,408        -1.9          100.0     456,215          0.9         100.0      1,722,847       -1.0      100.0
   Fund for deposit-
   type insurance     46,953       -14.4           10.5      54,838         16.2          12.0        202,091       -5.1       11.7
------------------------------------------------------------------------------------------------------------------------------------
Nichido Fire
------------------------------------------------------------------------------------------------------------------------------------
Fire                  23,652        -9.8           20.1      26,226         -2.2          21.1        103,064       -1.5       21.9
Marine                   405       -29.7            0.3         576         -0.0           0.5          2,240        2.9        0.5
Personal accident     13,960       -15.4           11.9      16,497         -0.9          13.3         66,955       -4.4       14.2
Automobile            52,043        -2.6           44.2      53,434         -2.8          42.9        201,153       -3.7       42.7
CALI                  21,416        -3.2           18.2      22,116          1.0          17.8         73,814       -0.1       15.7
Others                 6,283        11.4            5.3       5,641         -8.2           4.5         24,311        0.2        5.2
------------------------------------------------------------------------------------------------------------------------------------
  Total              117,761        -5.4          100.0     124,492         -2.1         100.0        471,538       -2.6      100.0
    Fund for deposit
    type insurance     9,602       -23.1            8.2      12,480         -7.6          10.0         52,109      -11.7       11.1
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                              Three months                             Three months                            (Reference)
                          ended June 30, 2004                      ended June 30, 2003                 Year ended March 31, 2004
                          (From April 1, 2004                      (From April 1, 2003                    (From April 1, 2003
                            to June 30, 2004)                        to June 30, 2003)                     to March 31, 2004)
                    ----------------------------------------------------------------------------------------------------------------
                               Increase/                               Increase/                               Increase/
                    Premiums    decrease    Composition    Premiums     decrease     Composition     Premiums   decrease Composition
------------------------------------------------------------------------------------------------------------------------------------
Tokio Marine
------------------------------------------------------------------------------------------------------------------------------------
Fire                  38,654        23.1        10.2         31,406         -2.2           8.6        180,541        4.9       12.0
Marine                13,772        10.5         3.6         12,462          5.0           3.4         58,726        2.9        3.9
Personal accident     35,784         4.4         9.5         34,268         -4.1           9.3        118,715       -3.0        7.9
Automobile           177,354        -1.1        47.0        179,255         -1.2          48.9        673,681       -2.1       44.8
CALI                  60,995         1.6        16.2         60,006        104.5          16.4        257,773       19.4       17.1
Others                50,901         3.2        13.5         49,328         -5.3          13.5        213,671       -0.2       14.2
------------------------------------------------------------------------------------------------------------------------------------
   Total             377,463         2.9       100.0        366,727          7.0         100.0      1,503,111        2.3      100.0
.....................................................................................................................................
     *               351,167         3.0                    341,057         -0.4                    1,382,888       -0.1
------------------------------------------------------------------------------------------------------------------------------------
Nichido Fire
------------------------------------------------------------------------------------------------------------------------------------
Fire                  16,404        -3.7        16.5         17,032         -3.9          16.9         72,283       -0.3       18.0
Marine                   390       -22.8         0.4            506         -1.3           0.5          2,053        6.5        0.5
Personal accident      7,722        -5.9         7.8          8,209          5.6           8.1         32,347        5.1        8.1
Automobile            51,341        -1.8        51.8         52,296         -3.0          51.9        198,079       -3.6       49.4
CALI                  17,794        -0.6        17.9         17,908        100.4          17.8         75,867       16.8       18.9
Others                 5,510        13.4         5.6          4,858        -12.9           4.8         20,482       -1.2        5.1
------------------------------------------------------------------------------------------------------------------------------------
  Total               99,163        -1.6       100.0        100,812          6.8         100.0        401,114        1.2      100.0
.....................................................................................................................................
   *                  91,546        -1.8                     93,210         -1.3                      366,261       -1.3
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                              Three months                             Three months                            (Reference)
                          ended June 30, 2004                      ended June 30, 2003                 Year ended March 31, 2004
                          (From April 1, 2004                      (From April 1, 2003                    (From April 1, 2003
                            to June 30, 2004)                        to June 30, 2003)                     to March 31, 2004)
                    ----------------------------------------------------------------------------------------------------------------
                               Increase/                               Increase/                               Increase/
                    Premiums    decrease    Composition    Premiums     decrease     Composition     Premiums   decrease Composition
------------------------------------------------------------------------------------------------------------------------------------
Tokio Marine
------------------------------------------------------------------------------------------------------------------------------------
Fire                  13,605         8.0         7.3         12,598        -13.9           7.1         54,338      -12.4        7.4
Marine                 5,241       -43.2         2.8          9,227         52.9           5.2         35,165       19.1        4.8
Personal accident     13,563        -6.4         7.3         14,491         -0.6           8.2         50,703       -2.8        6.9
Automobile            92,942        -0.4        50.0         93,272          0.6          52.6        380,427       -1.1       51.6
CALI                  32,735        48.7        17.6         22,017         21.4          12.4        105,215       38.3       14.3
Others                27,702         8.2        14.9         25,602          6.7          14.4        111,362        4.9       15.1
------------------------------------------------------------------------------------------------------------------------------------
  Total              185,790         4.8       100.0        177,210          4.2         100.0        737,213        3.8      100.0
.....................................................................................................................................
    *                172,571        -1.0                    174,332          2.5                      710,104        0.1
------------------------------------------------------------------------------------------------------------------------------------
Nichido Fire
------------------------------------------------------------------------------------------------------------------------------------
Fire                   4,804       -28.5         9.5          6,719         10.7          13.7         24,190       -0.7       11.7
Marine                   390         4.2         0.8            375         28.9           0.8          1,306       18.2        0.6
Personal accident      3,497        -5.1         6.9          3,687        -15.1           7.5         14,524       -7.6        7.0
Automobile            28,851         0.1        57.2         28,809         -0.8          58.8        121,344        1.5       58.8
CALI                   9,784        42.6        19.4          6,862         17.0          14.0         32,167       31.8       15.6
Others                 3,100        22.6         6.1          2,528        -11.0           5.2         12,893       -2.7        6.2
------------------------------------------------------------------------------------------------------------------------------------
  Total               50,428         3.0       100.0         48,983          1.1         100.0        206,426        4.0      100.0
.....................................................................................................................................
    *                 46,529        -3.3                     48,130         -0.7                      198,402        0.2
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Reference

Tokio Marine & Nichido Life

Policies in force

                                                               (Yen in millions except number of policies, %)
                                   --------------------------------------------------------------------------

                                        As of                                 As of         (Reference) As of
                                   June 30, 2004  Increase/decrease       June 30, 2003       March 31, 2004
                                   -------------  -----------------       -------------       --------------
Numbers of policies
      Individual insurance
             First sector             933,467            7.9                864,892              920,945
             Third sector             495,478           32.7                373,392              473,641
                 Total              1,428,945           15.4              1,238,284            1,394,586
      Individual annuities            160,739           16.6                137,820              152,372
              Total                 1,589,684           15.5              1,376,104            1,546,958

Policies in force
      Individual insurance          9,841,617           10.7              8,892,414            9,672,304
      Individual annuities            640,002           15.5                554,173              604,939
      Group insurance               3,241,526            0.6              3,222,049            3,311,461
      Group annuities                  13,624           -9.9                 15,127               13,851


New policies

                                                                       (Yen in millions except number of policies, %)
                                   ----------------------------------------------------------------------------------
                                   For the three                          For the three
                                    months ended                           months ended     (Reference) For the year
                                   June 30, 2004  Increase/decrease       June 30, 2003       ended March 31, 2004
                                   -------------  -----------------       -------------      -----------------------
Numbers of policies
      Individual insurance
             First sector              28,908           -4.2                 30,182              134,416
             Third sector              31,329           -1.6                 31,833              153,358
                 Total                 60,237           -2.9                 62,015              287,774
      Individual annuities              9,752          -78.6                 45,464               63,971
              Total                    69,989          -34.9                107,479              351,745

Policy amount
      Individual insurance            378,636           -2.1                386,924            1,752,062
      Individual annuities             40,451          -74.1                156,465              223,029
      Group insurance                   6,587          -65.8                 19,277              177,671
      Group annuities                       -              -                      -                    -

Annualized premiums for new policies   11,582          -43.9                 20,660               59,783


                                                                                                 (Yen in millions, %)
                                   ----------------------------------------------------------------------------------
                                   For the three                          For the three
                                    months ended                           months ended     (Reference) For the year
                                   June 30, 2004  Increase/decrease       June 30, 2003       ended March 31, 2004
                                   -------------  -----------------       -------------      -----------------------

     Premiums written                  91,061          -24.5                120,656              358,140
        Claims paid                    18,481           -2.5                 18,957               75,349


(Note 1) Annualized premiums for new policies are the annualized first payment of premium for a new policy, i.e., 12 times a monthly premium, double a semi-annual premium, equal to an annual premium and one tenth of a premium paid in a single installment.

(Note 2) Since third sector products are without death coverage, they are not included in policies in force.

(Note 3) The figures as of/for the three months ended June 30, 2003 are the total of The Tokio Marine Life Insurance Compnay,
         Limited and The Nichido Life Insurance Company, Limited.

(Note 4) The figures for the year ended March 31, 2004 are the total of The Tokio Marine & Nichido Life Insurance Company, Limited
         for the year ended March 31, 2004 and The Nichido Life Insurance Company, Limited for the six months ended September 30,
         2003.

Reference

 Tokio Marine & Nichido Financial Life

 Policies in force

                                                               (Yen in millions except number of policies, %)
------------------------------------------------------------------------------------------------------------------------------
                                         As of                               As of             (Reference) As of
                                     June 30, 2004  Increase/decrease    June 30, 2003           March 31, 2004
                                     -------------  -----------------    -------------         -------------------------------
    Numbers of policies
         Individual insurance
                First sector           39,781           18.9                 33,470                   38,167
                Third sector                -              -                      -                        -
                   Total               39,781           18.9                 33,470                   38,167
         Individual annuities          21,680           14.0                 19,010                   21,069
                 Total                 61,461           17.1                 52,480                   59,236
    Policies in force
         Individual insurance         331,103           16.2                284,946                  320,346
         Individual annuities         149,202           44.9                102,970                  143,252
         Group insurance                    -              -                      -                        -
         Group annuities                    -              -                      -                        -



    New policies

                                                                                (Yen in millions except number of policies, %)
------------------------------------------------------------------------------------------------------------------------------

                                     For the three                       For the three        (Reference) For the year
                                      months ended                        months ended           ended March 31, 2004
                                     June 30, 2004  Increase/decrease    June 30, 2003  (From April 1, 2003 to March 31, 2004)
                                     -------------  ------------------   -------------  --------------------------------------
    Numbers of policies
         Individual insurance
                First sector            2,236           22.7                  1,822                    8,250
                Third sector                -              -                      -                        -
                   Total                2,236           22.7                  1,822                    8,250
         Individual annuities             790          -35.6                  1,226                    3,819
                 Total                  3,026           -0.7                  3,048                   12,069

    Policy amount
         Individual insurance          16,220           22.5                 13,236                   61,867
         Individual annuities           4,571          -39.7                  7,582                   22,911
         Group insurance                    -              -                      -                        -
         Group annuities                    -              -                      -                        -

    Annualized premiums for new policies  952          -14.0                  1,107                    4,277


                                                                                                          (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------
                                     For the three                       For the three        (Reference) For the year
                                     months ended                         months ended           ended March 31, 2004
                                     June 30, 2004  Increase/decrease    June 30, 2003  (From April 1, 2003 to March 31, 2004)
                                     -------------  -----------------    -------------  --------------------------------------
         Premiums written               8,592          -17.8                 10,449                  100,014
           Claims paid                  2,608          148.6                  1,049                   67,882

(Note) Annualized premiums for new policies are the annualized first payment of premium for a new policy, i.e., 12 times a monthly premium, double a semi-annual premium, equal to an annual premium and one tenth of a premium paid in a single installment.